October 12, 2012

VIA EDGAR AS CORRESP

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, DC 20549-3628

Re:	Preliminary Proxy Statement of
Electromed, Inc.
File No. 001-34839

Ladies and Gentlemen:

On behalf of our client, Electromed, Inc., a Minnesota corporation (“Electromed” or the “Company”), and pursuant to Rule 14a-6 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company is hereby filing with the Securities and Exchange Commission (the “SEC” or the “Commission”), its Preliminary Proxy Statement on Schedule 14A and the related form of proxy card (collectively, the “Company Proxy Materials”). The Company Proxy Materials have been filed with the SEC via EDGAR using EDGAR tag PREC14A. All capitalized terms used and not otherwise defined herein have the meanings ascribed to such terms in the Company Proxy Materials.

The Company Proxy Materials will be furnished to the Company’s shareholders in connection with the solicitation by the Company of proxies therefrom to be used at the fiscal 2013 Annual Meeting of Shareholders of the Company and at any and all adjournments, postponements, continuations or re-schedulings thereof (the “2013 Annual Meeting”). At the 2013 Annual Meeting, six incumbent directors will be up for re-election for one-year terms. The Company intends to solicit proxies in support of, among other things, the election of its six nominees recommended by the Company’s Board of Directors (the “Company Nominees”). Each of the Company Nominees has consented to serve as such, to being named in the Company Proxy Materials and to serve as a director of the Company if re-elected. In addition to the election of directors at the 2013 Annual Meeting and setting the number of directors as required by the Company’s bylaws, the only other item of business intended to be presented is the ratification of the Company’s appointment of McGladrey LLP as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2013.

The Company is filing the Company Proxy Materials on a preliminary basis because it will be commenting in the Company’s Proxy Materials upon or referring to a potential solicitation in opposition in connection with the 2013 Annual Meeting. On August 24, 2012, the Company received a written notice from Ms. Eileen Manning that she reserved her right to nominate four persons for election as directors at the 2013 Annual Meeting and to submit a related adjustment to the size of the Company’s Board of Directors. Accordingly, the Company believes there is a possibility that Ms. Manning may conduct or is conducting a solicitation in opposition in connection with the 2013 Annual Meeting. The Company wishes to preserve the discretionary authority of the Company’s named proxies to vote against any proposal Ms. Manning may make relating to an adjustment to the size of the Company’s Board of Directors by providing a statement in the proxy statement to this effect. The Company has received no information from Ms. Manning or otherwise that Ms. Manning is conducting any such solicitation in opposition at the present time.

If the Staff of the Commission has any questions or comments regarding the accompanying Preliminary Proxy Statement or any aspects of the Company’s solicitation of proxies referred to therein, please telephone the undersigned, counsel to Electromed, at (612) 492-7252. Facsimile transmissions may be sent to the undersigned at (612) 492-7077.

Very truly yours,

/s/ Ryan C. Brauer

Ryan C. Brauer

Enclosures

cc: James J. Cassidy, Ph.D. (Interim Chief Executive Officer – Electromed, Inc.)

Stephen H. Craney (Chairman of the Board – Electromed, Inc.)